Exhibit (a)(1)
The Board of Directors recommends that you REJECT the Everest REIT Investors Offer and not tender your shares.
December 22, 2017
Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Carter Validus Mission Critical REIT, Inc. (the “Company”) to notify you about an unsolicited tender offer being made for your shares of the Company’s common stock by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (together, “Everest REIT Investors”) have made an unsolicited tender offer to all of our stockholders (the “Everest REIT Investors Offer”). You may have already received Everest REIT Investors’ offer materials and may also have seen information on a Schedule TO filed by Everest REIT Investors with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2017. Everest REIT Investors is offering to purchase up to an aggregate of 9,325,000 shares of the Company’s common stock (the “Shares”) at a price of $8.00 per Share in cash.

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Everest REIT Investors Offer. As a result, the Board: (1) consulted with members of the Company’s management, Carter/Validus Advisors, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Everest REIT Investors Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that Everest REIT Investors is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.
The following are the material factors considered by the Board in evaluating the Everest REIT Investors Offer:

(i)
The Board believes that the Everest REIT Investors Offer represents an opportunistic attempt by Everest REIT Investors to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company's common stock of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded REIT, there is a limited market for the Company's common stock, and there can be no certainty regarding the long-term value of the Company's common stock because the value is dependent on a number of factors including: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the Company’s ability to maintain tenancy occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.

(ii)
Everest REIT Investors states that the Everest REIT Investors Offer is being made “for investment purposes and with a view to making a profit for itself” and admits that it was “motivated to establish a price which might be acceptable” to the Company’s stockholders. To that end, Everest REIT Investors provides that it arrived at the Everest REIT Investors Offer price by considering, among other things, “the discount to potential liquidation value that is acceptable to [Everest REIT Investors]” and its “desire to set an [o]ffer [p]rice that will be acceptable to some [stockholders] and will also enable [Everest REIT Investors] to make a profit by holding on to the Shares until the [Company] is liquidated.” Further, Everest REIT Investors states that it “determined the [o]ffer [p]rice pursuant to its own analysis” and “did not obtain current independent valuations or appraisals of the [Company’s] assets.” Therefore, Everest REIT Investors acknowledges that the offer price was established based on Everest REIT Investors’ objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iii)
Everest REIT Investors has engaged an affiliated depositary for the Everest REIT Investors Offer. As a result, there is no independent third party holding funds for Everest REIT Investors for payment of the Everest REIT Investors Offer price that can independently verify that such funds are available for payment, and Everest REIT Investors may have access to the Shares tendered by stockholders before all conditions to the Everest REIT Investors Offer have been satisfied and tendering holders have been paid.

(iv)
There is no guarantee that the Everest REIT Investors Offer can or will be completed as soon as Everest REIT Investors contemplates in its offer. The Everest REIT Investors Offer does not initially expire until January 29, 2018, and this date may be extended by Everest REIT Investors, subject to compliance with applicable securities laws, in its sole discretion.

(v)
Everest REIT Investors expressly reserves the right to amend the terms of the Everest REIT Investors Offer, including by decreasing the $8.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the Everest REIT Investors Offer expires.

On December 14, 2017, the Company announced that it sold a data center property to an affiliate of Digital Realty Trust, LP for a sales price of $315,000,000. The aggregate net book value of such data center property was approximately $227,329,000 as of September 30, 2017. On December 20, 2017, the Company announced that it sold a 14-property data center portfolio to an affiliate of Mapletree Investments Pte Ltd for a contractual sales price of $750,000,000 (the "Portfolio"). The Company's net proceeds from the disposition of the Portfolio were approximately $561,600,000, after transaction costs, subject to additional transaction costs paid subsequent to the closing date. The Company is evaluating how to best deploy the proceeds from its capital transactions, including potentially paying a special distribution to its stockholders.

Estimates of the Company’s per share value are prepared at least annually. The 2017 Estimated Value is currently in process and will be determined by the Board after an independent third-party valuation firm conducts valuation analyses of the Company’s portfolio plus cash and other assets less liabilities, divided by the number of outstanding shares of common stock on a fully diluted basis, all as of September 30, 2017 (the “2017 Estimated Value”). The Company expects to announce the 2017 Estimated Value in a Current Report on Form 8-K prior to December 31, 2017.
On November 28, 2016, the Board determined an estimated value per share of the Company’s common stock of $10.02 as of September 30, 2016 (the “2016 Estimated Value”). The 2016 Estimated Value was determined by the Board after an independent third-party valuation firm conducted valuation analyses on the Company’s portfolio plus cash and other assets less liabilities, divided by the number of outstanding shares of common stock, all as of September 30, 2016. The valuation was performed in accordance with Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013. As with any valuation methodology, the methodologies used to determine the 2016 Estimated Value were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. For more information on the 2016 Estimated Value, see the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2016.
In summary, we believe the Everest REIT Investors Offer represents an attempt by Everest REIT Investors to catch current stockholders of the Company off-guard, and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their shares of the Company’s common stock of the potential long-term value of the Shares. As provided by Everest REIT Investors in the Everest REIT Investors Offer, stockholders who tender their shares of the Company’s common stock will assign their right to receive distributions that are paid after January 29, 2018. Stockholders who tender their shares pursuant to the Everest REIT Investors Offer would thus give up their rights to any distributions after January 29, 2018.
In light of the foregoing factors, the Board recommends that the Company’s stockholders reject the Everest REIT Investors Offer. Each stockholder must independently evaluate whether to tender its shares of the Company’s common stock to Everest REIT Investors pursuant to the Everest REIT Investors Offer. Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on December 22, 2017 (the “Schedule 14D-9”) in response to the Everest REIT Investors Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.
The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the Everest REIT Investors Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the Everest REIT Investors Offer documents sent to you by Everest REIT Investors, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Schedule 14D-9 that the Company filed with the SEC on December 22, 2017, and consult with your own financial, tax and other advisors in evaluating the Everest REIT Investors Offer before deciding whether to tender your shares of the Company’s common stock.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
To accept the Everest REIT Investors Offer, follow the instructions in the Everest REIT Investors Offer materials. To reject the Everest REIT Investors Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the Everest REIT Investors Offer, you may withdraw your acceptance of the Everest REIT Investors Offer by notifying Everest REIT Investors at any time prior to the termination of the Everest REIT Investors Offer.

Should you have any questions or need further information about your options, please feel free to contact our Investor Relations Department at (888) 292-3178 or by writing to Carter Validus Mission Critical REIT, Inc., c/o DST Systems, Inc., P.O. Box 219731, Kansas City, Missouri 64121-9731.

Sincerely,

/s/ JOHN E. CARTER
Name: John E. Carter
Title: Chief Executive Officer and Chairman of the Board
Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this letter that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to maintain tenancy occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.